September 29, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Innovator ETFs® Trust
Post-Effective Amendment No. 1377
(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator Hedged Bitcoin ETF (the “Fund”), Innovator ETFs® Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 1377, originally filed with the Securities and Exchange Commission on December 12, 2024 (Accession No. 0001213900-24-108410).

The automatic effectiveness of the Fund has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on August 28, 2026 (each, a “BXT Filing”) and is scheduled to become effective on September 30, 2026. The Trust also respectfully requests the withdrawal of each BXT Filing.

The Trust no longer intends to seek effectiveness of the Fund, and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs® Trust

By:	/s/ Robert Griffith
Robert Griffith
Secretary